Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION
OF
ACKRELL SPAC PARTNERS I CO.

Pursuant to Section 242 of the
Delaware General Corporation Law

1.	The undersigned, being a duly authorized officer of ACKRELL SPAC PARTNERS I CO. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

2.	The name of the Corporation is Ackrell SPAC Partners I Co.

3.	The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 11, 2018, and amendment to the Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 30, 2019, and an Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 21, 2020.

4.	This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

5.	This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

6.	The text of Paragraph (F) of Article SIXTH is hereby amended and restated to read in full as follows:

“F. In the event that the Corporation does not consummate a Business Combination by June 23, 2022 (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open) (as the same may be extended in accordance with the provisions of this Section F, the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO Subunits for cash for a redemption price per share equal to the amount then held in the Trust Account, but net of taxes payable, divided by the total number of IPO Subunits then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. In the event that the Corporation has not consummated an initial Business Combination by June 23, 2022, the Board of Directors, in its discretion, if requested by Ackrell SPAC Sponsors I LLC, the sponsor of the Corporation (the “Sponsor”), upon five days prior written notice to the Corporation, may extend the Termination Date on up to three occasions for up to an additional month, but in no event to a date later than September 23, 2022, provided that the Sponsor (or its affiliates or its permitted designees) loans to the Corporation by deposit of funds into the Trust Account an amount equal to the lesser of $0.043 for each public share that has not been redeemed and $200,000 (the “Initial Loan”), and an additional (ii) amount equal to the lesser of $0.043 for each public share that has not been redeemed by the last day of that extension period and $200,000, not later than seven calendar days after the beginning of the next extension period (the “Additional Loans” and, collectively with the Initial Loan, the “Loans”) in exchange for a non-interest bearing, unsecured promissory note and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Account and used to fund the conversion of the IPO Subunits in accordance with this Article Sixth. If the Corporation completes its initial Business Combination, it will repay the amounts loaned under the promissory note out of the proceeds of the Trust Account released to it. If the Corporation does not complete a Business Combination by the Termination Date, the loans will not be repaid.”

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Certificate of Incorporation this 21st day of June, 2022.

ACKRELL SPAC PARTNERS I CO.

By:	/s/ Jason Roth
Name:	Jason Roth
Title:	Chief Executive Officer